200 Berkeley Street Boston, Massachusetts 02116 (617) 572-9197 Email: jchoodlet@jhancock.com

James C. Hoodlet

Vice President and Chief Counsel

June 17, 2021

VIA EDGAR

Sonny Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

Washington, D.C. 20549

RE:	John Hancock Life Insurance Company (U.S.A.):

John Hancock Life Insurance Company (U.S.A.) Separate Account A

  “Accumulation Variable Universal Life 2021” (“AVUL 21”)

Initial Registration Statement filed on Form N-6

File Nos. 811-4834 and 333-254210

John Hancock Life Insurance Company (U.S.A.) Separate Account A

  “Majestic Accumulation VUL 2021” (“MAVUL 21”)

Initial Registration Statement filed on Form N-6

File Nos. 811-4834 and 333-254211

Dear Mr. Oh:

On behalf of the John Hancock Life Insurance Company (U.S.A.) (the “Company”) and John Hancock Life Insurance Company Separate Account A (“Registrant”), we are responding to your comments conveyed via your letter dated May 11, 2021. We repeat in bold face type below each comment and set forth Registrant’s response thereto.

In addition to the changes made in response to your comments below, we have updated the prospectuses included in the above-referenced registration statements to align the disclosure with changes made by the Company in connection with its annual updates that were filed in April 2021. In addition, certain rates and restrictions that were included in the initial filing that have subsequently changed have been updated. In all instances except the maximum Base Face Amount charge, the rates included in this updated version are more favorable to the owner than those included in the Company’s initial filing.

GENERAL

1.        Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any Policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy.

Sonny Oh, Esq.

Response: There are no such third party guarantees or support agreements.

2.        Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Response: Duly noted. In addition, the Registrant has applied comments from the staff to both the AVUL 21 and MAVUL 21 filings, where applicable.

3.        Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response: The Registrant intends to file any financial statements, exhibits, and any other required disclosures not included in the initial registration statements with the pre-effective amendment to the registration statement.

PROSPECTUS

4.        Please retain the last sentence of the second to last paragraph under “The nature of the policy” on page 4 which relates to the amount of broker-dealer compensation paid relative to the amount of Supplemental Face Amount purchased or supplementally explain why it should not be included.

   Please also retain the similar disclosure in the first sentence of the second paragraph under “Base Face Amount vs. Supplemental Face Amount” on page 25.

Response: The above-referenced disclosure related to the impact of Supplemental Face Amount on compensation is included in, and only relevant to, the MAVUL 21 prospectus because that product allows Supplemental Face Amount at the time the policy is issued, which will affect agent compensation. As disclosed in the prospectus, AVUL 21 does not permit Supplemental Face Amount at the time the policy is issued. While AVUL 21 does allow the addition of Supplemental Face Amount after the first policy year, agent compensation is not affected; therefore, the above-referenced disclosure is not relevant to AVUL 21 and has not been retained.

5.        In the introductory narrative to the Total Annual Portfolio Operating Expenses table on page 12, the information should be provided as of December 31, 2020, not 2019.

Response: The Total Annual Portfolio Operating Expenses table and the introductory narrative have been updated to reflect the correct information as of December 31, 2020.

6.        The first paragraph on page 24 preceding “Withdrawals or transfers” is very dense now that there are 4 options. Please put the information into bullet points or break out by each option type.

Response: In response to your request, we have reformatted the referenced language into bullet form and included a lead-in introduction to the bulleted list that reads as follows: “As the hypothetical scenarios

Sonny Oh, Esq.

in the table above illustrate, and as further described below, the optimal index return pattern varies between the indexed accounts.”

7.        Please clarify the third sentence of the same paragraph. It is unclear how the index change can be consistent and higher, e.g., consistently higher instead?

Response: The use of the word “consistent” in both the second and third sentences in the referenced paragraph is intended to mean consistent from year to year. For example, in the third sentence, the High Capped Indexed Account is likely to perform best when the index change is consistent year over year and also higher than the segment cap rates. If the index change is just consistent year over year but not also providing a high return, or if it provides a high return one year but not the next, then the High Capped Indexed Account may not be more optimal than other accounts. We have updated the second and third sentences in the referenced paragraph (which now appear in the form of a bulleted list based on comment 6 above) to state “When the index change is consistent from year to year and…”

8.        Base Face Amount vs. Supplemental Face Amount (page 25)

   Reconcile the third paragraph with corresponding paragraph on page 25 of the MAVUL prospectus where the latter disclosure does a better job of explaining what to do if an investor is more interested in reducing Face Amount charges as opposed to taking advantage of the No Lapse Guarantee feature.

Response: The referenced disclosure is different for AVUL 21 and MAVUL 21 based on the fact that AVUL 21 only permits Base Face Amount at the time of issue, whereas MAVUL 21 permits the election of both Base Face Amount and Supplemental Face Amount at Issue. Both products permit post-issue increasing Supplemental Face Amount, and it is that increasing Supplemental Face Amount (as opposed to Supplemental Face Amount elected at issue on MAVUL 21) that will reduce the No-Lapse Guarantee Period for the Base Face Amount to five years.

Based on the difference between the products noted above, the first sentence of the referenced paragraph in AVUL 21 discusses the addition of Supplemental Face Amount “through increases after the Issue Date.” The Company omitted the second sentence of the paragraph that is included in the MAVUL 21 prospectus from the AVUL 21 prospectus because it discusses maximizing the proportion of Base Face Amount in order to take advantage of the longer No-Lapse Guarantee Period associated with Base Face Amount. This is relevant for MAVUL 21, but AVUL 21 only permits Base Face Amount at issue, and if increasing Supplemental Face Amount is added post-issue then the No-Lapse Guarantee Period for the Base Face Amount is reduced (as disclosed in the last sentence of the referenced paragraph).

9.        No-lapse guarantee (page 29)

   Unless the disclosure is no longer accurate, please retain the deleted second sentence in the fourth paragraph and the disclosure deleted in the last paragraph of the section on page 30 regarding consequences if the No-Lapse Guarantee is no longer in effect. Please note that the corresponding paragraphs on page 30 of the MAVUL prospectus provides the deleted disclosure.

Sonny Oh, Esq.

Response: AVUL 21 does not permit Supplemental Face Amount at the time of issue – it can only be added via post-issue increases. Therefore, the referenced deleted disclosure in the second sentence in the fourth paragraph, which describes the No-Lapse Guarantee Period for Supplemental Face Amount at issue, is not applicable to AVUL 21. The last sentence of that paragraph, which is included in both AVUL 21 and MAVUL 21, discusses the impact of post-issue increasing Supplemental Face Amount on the No-Lapse Guarantee Period.

Additionally, the disclosure in the last paragraph of that section that is included in MAVUL 21, but not in AVUL 21, describes a scenario where the Base Face Amount No-Lapse Guarantee Period is still in effect but the Supplemental Face Amount No-Lapse Guarantee Period has expired. This scenario can only arise when Supplemental Face Amount is included at issue, which is only applicable to MAVUL 21. AVUL 21 only allows Supplemental Face Amount via post-issue increases, which automatically reduces the Base Face Amount No-Lapse Guarantee Period to the same duration as the Supplemental Face Amount No-Lapse Guarantee Period.

10.      The policy value (page 31)

   Please retain the original wording of the third paragraph which appears more accurate and informative then the proposed revisions.

Response: The wording of the third paragraph has been clarified as follows:

We normally calculate the unit values for each variable investment account once every business day as of the close of trading on the NYSE on that day, usually 4:00 p.m. Eastern time. Sales and redemptions within any variable investment account will be transacted using the unit value calculated as follows after we receive your request either in writing or other form that we specify: If we receive your request before the close of our business day, we’ll use the unit value calculated as of the end of that business day. If we receive your request at or after the close of our business day, we’ll use the unit value calculated as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we’ll process it as of the end of the next business day.

11.      Policy credit (page 31)

   It is confusing to start each of items a. through c. with “equals” given the lead in from the first paragraph is “equal to (a) + (b) - (c).” Please consider deleting “equals” from the beginning of each item.

Response: The reference to “equals” has been replaced with “is” within each of items a. through c. in the Policy credit section.

12.      With respect to the disclosure added to the second paragraph under “Standard Compensation” on page 52, please explain the term “trail commissions.”

Sonny Oh, Esq.

Response: The Company defines trail commissions as a form of compensation, the amount of which varies from year to year based on the prior year-end policy value (excluding any loaned amount), as opposed to the amount of premium paid. Both AVUL 21 and MAVUL 21 will include a compensation option that may be elected by the broker-dealer that includes a trail commission component in addition to premium-based compensation. In order to simplify the disclosure in the prospectus, we have replaced the sentence referencing trail commissions with the following disclosure, which no longer uses that term:

“If a broker-dealer chooses a compensation option that includes commissions equal to a percentage of a policy’s value, that percentage will not exceed 0.5% of the prior year-end policy value.”

13.      Independent registered public accounting firm (page 58)

   Update the dates of the financials to be provided and delete reference to the prospectus as the location where any financial statements appear.

   Update the same section in the SAI as well.

Response: The dates of the financials to be provided have been updated in the prospectus and the SAI. For consistency, the Registrant respectfully requests that the disclosure referencing the prospectus in this section remain as is because this language was approved by our auditors and appears in every variable product that the Company maintains.

PART C

14.      Please file appropriate powers of attorney and ensure that the signature page contains authorized signatures for all required signatories.

Response: The Registrant will include appropriate powers of attorney with its pre-effective amendment and make certain the pre-effective amendment is properly executed.

15.      Financial Statements, Exhibits, and Certain Other Information

   Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

Response: The Registrant will file audited financial statements for the Registrant and the Company, exhibits, and any other required disclosures not included in the initial registration statements with the pre-effective amendment to the registration statement.

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Sincerely,

/s/James C. Hoodlet

Vice President and Chief Counsel